Exhibit 23.5

Independent Auditors’ Consent

The Board of Directors

Digital Realty Trust, Inc.

Digital Realty Trust, L.P.:

We consent to the use of our report dated May 20, 2010 with respect to the combined statement of revenue and certain expenses of the New England Portfolio for the year ended December 31, 2009 incorporated by reference herein and to the reference to our firm under the heading “Experts” in the prospectus. Our report refers to the fact that the combined statement of revenue and certain expenses was prepared for the purpose of complying with the rules and regulations of the U.S. Securities and Exchange Commission and is not intended to be a complete presentation of the New England Portfolio’s revenue and expenses.

/s/ KPMG LLP

San Francisco, California

April 18, 2012